UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.           )

CIMAREX ENERGY CO.

(Name of Subject Company (Issuer))

CIMAREX ENERGY CO.

(Name of Filing Person (Offeror))

Floating Rate Convertible Senior Notes Due 2023

(Title of Class of Securities)

55972FAE4

(CUSIP Number of Class of Securities)

Paul Korus Cimarex Energy Co. 1700 Lincoln Street, Suite 1800 Denver, Colorado 80203 (303) 295-3995	Copy to: Peter O. Hansen Garth B. Jensen Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, Colorado 80203 (303) 861-7000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)
$125,000,000	$4,912.50

(1)

Estimated solely for the purpose of determining the filing fee. This amount represents the estimated maximum aggregate repurchase price payable in connection with a repurchase of the Floating Rate Convertible Senior Notes Due 2023 (the “Notes”) on December 15, 2008, the anticipated expiration date of the offer pursuant to the applicable indenture, calculated as 100% of the principal amount of the Notes outstanding as of October 29, 2008. No accrued interest on the Notes will be unpaid at the anticipated expiration date of the offer.

	(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals $39.30 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Cimarex Energy Co. (the “Company”) in connection with the offer (the “Offer”) by the Company to purchase for cash, on the terms and subject to the conditions set forth in the attached Company Notice and Offer to Purchase, dated October 30, 2008 (the “Offer to Purchase”), and the attached Letter of Transmittal (the “Letter of Transmittal”), as they may be amended and supplemented from time to time, all of the Company’s Floating Rate Convertible Senior Notes Due 2023 (the “Notes”), as required by, and pursuant to the terms of, the Indenture dated as of December 15, 2003, among Magnum Hunter Resources, Inc. (“Magnum Hunter”), the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated June 6, 2005, among Magnum Hunter, the subsidiary guarantors named therein and the Trustee, the Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter, the Company, the subsidiary guarantors named therein and the Trustee, and the Third Supplemental Indenture dated June 13, 2005, among the Company, the subsidiary guarantors named therein and the Trustee (as so amended and supplemented, the “Indenture”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company, as successor by merger to Magnum Hunter, is the issuer of the Notes.  The Offer is being made by the Company to satisfy its contractual obligations under Section 3.08 of the Indenture and paragraph 6 of the Notes that provide that each holder of the Notes (each a “Holder,” and collectively the “Holders”) will have the right, at such Holder’s option, to require the Company to purchase such Holder’s Notes as of the date of the expiration time of the Offer, which is December 15, 2008 (as it may be extended, the “Expiration Time”), for a repurchase price equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest, including liquidated damages, if any, up to, but not including, the date on which the Expiration Time occurs (collectively, the “Repurchase Price”), under the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.  The Expiration Time may not be extended, except as required by law.  The Company expects that no accrued interest will be unpaid at the Expiration Time, and that no liquidated damages will be accrued or payable in connection with the Offer.

The Company maintains its registered and principal executive offices at 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, telephone (303) 295-3995.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference into this Schedule TO.

As required by General Instruction C to Schedule TO, the following persons are directors and/or executive officers and/or controlling persons of the Company:

Name of Executive Officer	Office

F.H. Merelli	Chairman of the Board, Chief Executive Officer and President

Joseph R. Albi	Executive Vice President, Operations

Thomas E. Jorden	Executive Vice President, Exploration

Stephen P. Bell	Senior Vice President, Business Development and Land

Paul Korus	Vice President, Chief Financial Officer and Treasurer

Gary R. Abbott	Vice President, Corporate Engineering

Richard S. Dinkins	Vice President, Human Resources

James H. Shonsey	Vice President, Chief Accounting Officer and Controller

Name of Executive Officer	Office
Thomas A. Richardson	Vice President and General Counsel

Name of Director	Principal Occupation

F.H. Merelli	Chairman of the Board, Chief Executive Officer and President

Jerry Box	Retired, Former Chairman of Magnum Hunter Resources, Inc.

Hans Helmerich	President and Chief Executive Officer and Director, Helmerich & Payne, Inc.

David A. Hentschel	Retired, consultant to Occidental Oil and Gas Corporation

Paul D. Holleman	Retired

Monroe W. Robertson	Private investor

Michael J. Sullivan	Partner of Denver law firm, Rothgerber Johnson & Lyons LLP

L. Paul Teague	Retired

The address of each individual listed above is c/o Cimarex Energy Co., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, and each such person’s business telephone number is (303) 295-3995.

To the Company’s knowledge:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the date of the Offer, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

Item 10.  Financial Statements.

(a)  Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to holders surrendering Notes consists solely of cash; (ii) the Offer is not subject to any financing conditions; (iii) the Offer applies to all outstanding Notes; and (iv) the Company is a public reporting company that files reports electronically on EDGAR.  The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)  Not applicable.

Item 11.  Additional Information.

(a)  Not applicable.

(b)  Not applicable.

Item 12.  Exhibits.

The following are attached as exhibits to this Schedule TO:

Exhibit Number	Exhibit Description

(a)(1)	Company Notice and Offer to Purchase, dated October 30, 2008.
(a)(2)	Letter of Transmittal.
(a)(3)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(b)(1)

Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(b)(2)

First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among Cimarex Energy Co., the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, file no. 001-31446).

(d)(1)

Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter’s Annual Report on Form 10-K for the year ended December 31, 2003, file no. 001-12508).

(d)(2)	Form of Floating Rate Convertible Senior Notes Due 2023 (included in Exhibit (d)(1)).
(d)(3)

First Supplemental Indenture dated June 6, 2005, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).

(d)(4)

Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).

(d)(5)

Third Supplemental Indenture dated June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(g)	None.
(h)	None.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, compete and correct.

CIMAREX ENERGY CO.

By:	/s/ F.H. Merelli
Name:	F.H. Merelli

Title:	Chairman, President and Chief Executive Officer

Date: October 30, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)	Company Notice and Offer to Purchase, dated October 30, 2008.
(a)(2)	Letter of Transmittal.
(a)(3)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(b)(1)

Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(b)(2)

First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among Cimarex Energy Co., the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, file no. 001-31446).

(d)(1)

Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter’s Annual Report on Form 10-K for the year ended December 31, 2003, file no. 001-12508).

(d)(2)	Form of Floating Rate Convertible Senior Notes Due 2023 (included in Exhibit (d)(1)).
(d)(3)

First Supplemental Indenture dated June 6, 2005, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).

(d)(4)

Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).

(d)(5)

Third Supplemental Indenture dated June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(g)	None.
(h)	None.